

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2024

Allen Hartman
Director
Silver Star Properties REIT, Inc.
2909 Hillcroft, Suite 420
Houston, Texas 77057

> **Re: Silver Star Properties REIT, Inc.**
> **PREC14A filed December 22, 2023 by Allen Hartman et. al**
> **File No. 001-41786**
> **DFAN14A filed December 22, 2023 by Allen Hartman et. al**
> **File No. 001-41786**
> **DFAN14A filed December 22, 2023 by Allen Hartman et. al**
> **File No. 001-41786**

Dear Allen Hartman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Consent Revocation Statement on Schedule 14A filed December 22, 2023

General

1. Please provide disclosure that is responsive to the requirements of Rule 14a-5(e). See Item 1(c) of Schedule 14A.

2. Advise us, with a view toward revised disclosure, whether or not the consent revocation card is only valid for a specified number of days under the laws of the governing state jurisdiction.

Background of the Consent Solicitation, page 4

3. We note your statement that "[o]n October 25, 2023, the Board adopted a second

amendment to the Bylaws ... *upon realizing that the Executive Committee was prohibited by Maryland law from adopting bylaw amendments*" (emphasis added). With a view towards disclosure, please provide support for this statement.

Questions and Answers About This Consent Revocation Statement, page 6

4.   Advise us, with a view toward revised disclosure, what consideration was given to describing the option security holders have to revoke a previously submitted blue consent revocation card by submitting a later-dated white consent card. Refer to Item 2 of Schedule 14A.

5.   Please revise this section to clarify the effect of marking "DO NOT REVOKE MY CONSENT" on the blue consent revocation card. In this respect, if a shareholder has already submitted a white consent card, disclose whether there is a risk that the execution of a subsequently dated blue consent revocation card could be counted as a revocation regardless of the box selected.

DFAN14A filed December 22, 2023

General

6.   Refer to the following statements made in the bullet points within the letter to shareholders (emphasis added):

- *Silver Star's rogue Board of Directors has ignored my demands for a liquidation* mandated by the Company's charter, and instead has named Haddock as the CEO of the Company and has awarded themselves Performance Units which we expect to have a potentially significant value;
- Their plans to reposition Silver Star as a self-storage company with their very limited self-storage experience *puts your money at risk and delays a return of your investment*;
- *A vote for Silver Star's consent solicitation would entrench the rogue directors as board members* and could block you from having a choice at an annual meeting;
- As the largest shareholder, I have suffered losses of value *due to their mismanagement*. The Company's occupancy has declined precipitously since they fired me and took over;
- After firing me, they hired two outside CEOs that have both turned over *with no notice* in the last year; and
- They are willing to say anything, regardless of its truth.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the foregoing and revise accordingly.

<u>DFAN14A filed December 22, 2023</u>

<u>General</u>

7.   Refer to the following statements made in the press release (emphasis added):

- Hartman wishes to announce that the Hartman Group objects strongly to the re-election of the incumbent directors, as well as the election process that *they are running seemingly for their own benefit at the expense of the stockholders*;
- The occupancy of the portfolio has plummeted under Mr. Haddock's leadership and assets are selling for depreciated prices; and
- [O]ccupancy has dropped precipitously since Haddock took over 1 year ago.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the foregoing and revise accordingly.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Blake Grady at 202-551-8573 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions